**SHARE PURCHASE AGREEMENT**

THIS AGREEMENT made the 5th day of September, 2006.

AMONG:

> **1211115 ALBERTA LTD.,** a corporation incorporated pursuant to the laws of the Province of Alberta, Canada (hereinafter referred to as the "**Corporation**")

OF THE FIRST PART

AND

> The shareholders of the Corporation listed on Schedule "A" attached hereto and made a part hereof (individually and collectively hereinafter referred to as the "**Vendors**");
>
> OF THE SECOND PART

AND

> **ENERNORTH INDUSTRIES INC.,** a corporation amalgamated under the laws of the Province of Ontario, Canada (hereinafter referred to as the "**Purchaser**");

OF THE THIRD PART

WHEREAS the Purchaser wishes to acquire all of the issued and outstanding shares of the Corporation;

AND WHEREAS each of the Vendors have agreed to sell and assign to the Purchaser, and the Purchaser has agreed to purchase and acquire from the Vendors, the Purchased Shares, as hereinafter defined;

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, warranties, representations, agreements and payments herein contained, the Parties hereto covenant and agree as follows:

**ARTICLE 1**
INTERPRETATION

1.1   **Definitions**

In this Agreement, including the premises hereto, this article and each schedule, the words and phrases set forth below shall have the meanings ascribed thereto, namely:

(a)   "**Advance**" means the amount of $650,000 to be advanced by the Corporation to the Purchaser upon execution of this Agreement, in accordance with Section 2.2;

(b)   "**Affiliate**" means, as to a Person, any other Person controlling, controlled by or under common control with such Person where "**control**", "**controlling**" or "**controlled**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities or by contract, partnership agreement, trust arrangement or other means, either directly or indirectly, that results in control in fact provided that direct or indirect ownership of shares of a corporation carrying not less than 50% of the voting rights shall constitute control of such corporation;

(c)   "**Agreement**" means this agreement among the Vendors, the Purchaser and the Corporation, and the expressions "above", "below", "herein", "hereto", "hereof" and similar expressions refer to this Agreement;

(d)   "**Assets**" means all of the assets of the Corporation including, without limitation, the Petroleum and Natural Gas Rights, and the interests of the Corporation in the Tangibles and the Miscellaneous Interests;

(e)   "**Business**" means the business presently and heretofore carried on by the Corporation as a going concern;

(f)   "**Business Day**" means a week day, excluding all statutory holidays in the City of Toronto;

(g)   "**Common Shares**" means shares in the capital of the Corporation designated as Common Shares;

(h)   "**Corporation**" means 1211115 Alberta Ltd.;

(i)   "**Claim**" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation, actual, threatened or foreseeable;

(j)   "**Closing**" means the closing of the purchase and sale of the Purchased Shares by to the Purchaser and the completion of all matters incidental thereto;

(k)   "**Closing Date**" means September 15, 2006 or such other date as may be agreed upon;

(l)   "**Compensation Warrant**" shall mean a Warrant in the capital stock of the Purchaser, each Warrant entitling the holder to purchase one common share of the Purchaser at a price of $1.40 for a period of three years from the date of issuance;

(m)   "**Debt**" means an amount equal to the Corporation's total consolidated indebtedness including long term debt;

(n)   "**Dollars**" and "**$**" means dollars or the lawful money of Canada;

(o)   "**Effective Date**" means following the close of business on August 31, 2006;

(p)   "**Lands**" means the lands set forth and described in Schedule "B", together with all lands with which such lands have been pooled or unitized, and the Petroleum Substances within, upon or under all such lands and the rights, licenses and privileges to explore, drill for, recover, take or win the same insofar as such are granted by the Leases therein described;

(q)   "**Leases**" means collectively all leases, subleases, assignments, permits, licenses, declarations of trust, participation agreements, farmout agreements, unit agreements and any other agreements whatsoever under and by virtue of which the Corporation holds, has acquired or is entitled to acquire any interest whatsoever in Petroleum Substances found within, upon or under the Lands, but only insofar as the same grant, lease or convey or otherwise set over unto the Corporation, the right, license or privilege to explore for, drill for or take Petroleum Substances upon, within, under or from the Lands;

(r)   "**Losses and Liabilities**" means all Claims, liabilities, actions, proceedings, demands, losses, costs, penalties, fines, damages and expenses which may be sustained or incurred by any Party, its directors, officers, agents and employees, including any of the foregoing in respect of Taxes and reasonable legal fees and disbursements on a solicitor and its own client basis;

(s)   "**Material Contracts**" means any contracts within which the annual gross revenues or annual gross obligations exceed $25,000 including without limitation agreements for the sale, transportation and processing of petroleum substances;

(t)   "**Miscellaneous Interests**" means the Corporation's entire right, title, estate and interest in and to all property, assets and rights (other than Petroleum and Natural Gas Rights and Tangibles) pertaining to the Petroleum and Natural Gas Rights or the Tangibles and to which the Corporation is entitled including, but not limiting the generality of the foregoing, the said interest of the Corporation in:

   (i)   all contracts, agreements, documents, books and records and all production and engineering information and reports relating to the Petroleum and Natural Gas Rights, the Lands (or any lands with which the same have been pooled or unitized) or any lands upon which any of the Tangibles are situate and any and all rights in relation thereto;

   (ii)   all subsisting rights to enter upon, use and occupy the surface of any of the Lands (or any lands with which the same have been pooled or unitized) or any lands upon which any of the Tangibles are situate;

   (iii) any right, estate or interest in or any asset which relates to but does not comprise part of the Petroleum and Natural Gas Rights or the Tangibles;

   (iv)   any and all Petroleum Substances in storage or beyond the well head and not beyond the point of delivery to which the Corporation is entitled at the Closing Date and all proceeds of sale therefrom;

(v)   all well, pipeline and other permits, licences and authorizations relating to the Petroleum and Natural Gas Rights, the Leases, the Lands (or any lands with which the same have been pooled or unitized) or the Tangibles;

(vi)   all casing in respect of the Wells situated on the Lands or any lands with which the same have been pooled or unitized and all casing in the Wells;

(vii)   any and all Seismic Data;

(u)   "**Parties**" means the signatories to this Agreement, and "**Party**" means any one of them;

(v)   "**Permitted Encumbrances**" means:

(i)   liens for taxes, assessments or governmental charges which are not due or delinquent or the validity of which is being diligently contested in good faith by the Corporation;

(ii)   liens incurred or created in the ordinary course of business as security in favour of any person who is conducting the development or operation of the property to which such liens relate for the Corporation's share of the costs and expenses of such development or operation;

(iii)   mechanics', builders' or materialmens' liens in respect of services rendered or goods supplied for which payment is not at the same time due;

(iv)   easements, rights of way, servitudes or other similar rights in land including, without in any way limiting the generality of the foregoing, rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, towers, wires and cables which do not materially detract from the value of the Assets concerned or materially impair its use in the operation of the Business;

(v)   the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by the Corporation or by any statutory provision to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi)   any caveat relating to the Leases by or on behalf of the lessee thereunder, its successors or assigns which is not inconsistent with the interests attributed to the Corporation as described in Schedule "B";

(vii)   royalties, crown royalties and other encumbrances on, and reductions in, the Corporation's interests which are described in Schedule "B";

(viii)   the rights of third parties dealing at arm's length with the Corporation to purchase Petroleum Substances produced from the Lands or lands pooled therewith

923256.5

pursuant to production sales contracts or other contracts for the sale of Petroleum Substances that are terminable on 30 days notice, without cost to the Corporation;

(ix) the terms and conditions of the Leases or any agreements including, without limitation, production sales contracts and pooling agreements which relate to the Assets, provided that the following items must be identified in one of the Schedules to qualify as Permitted Encumbrances: (A) any overriding royalties, net profits interests or other encumbrances applicable to the Petroleum and Natural Gas Rights for which the Corporation has assumed the obligation for payment; and (B) any existing potential alteration of the Corporation's interest in the Assets because of a payout conversion or farmin, farmout or such other agreement;

(x) the right reserved to or vested in any governmental authority to levy taxes on minerals or the income therefrom and governmental requirements as to production rates on the operations of any property;

(xi) undetermined or inchoate liens including, without limitation, processors', operators', mechanics', builders', materialmens' and similar liens incurred or created as security in favour of the person conducting the operation of any of the Assets, arising in the ordinary course of business, for the Corporation's proportionate share of the costs and expenses of such operations in respect of such costs which are not due or delinquent at the relevant time or the validity of which is being diligently contested by or on behalf of the Corporation;

(xii) the reservations, limitations, provisos, and conditions in any original grants from the Crown of any of the Lands or interests therein and statutory exceptions to title; and

(xiii) provisions for penalties and forfeitures under operating procedures or similar agreements which will arise if the Corporation elects, after the relevant time, not to participate in operations on the Lands to which the penalty or forfeiture will apply, and penalties, if any, which have arisen under operating procedures or similar agreements as a consequence of elections by the Corporation prior to the relevant time not to participate in operations on the Lands to which the penalty applies provided that, in order to qualify as a Permitted Encumbrance, any of the foregoing must be described in Schedule "B";

(w) "**Person**" means an individual, corporation, firm, partnership, limited liability company, limited liability partnership, association, syndicate, trust, estate or other entity or organization, including a governmental authority;

(x) "**Petroleum and Natural Gas Rights**" means the Corporation's entire right, title, estate and interest in and to the Leases, the Lands and the Petroleum Substances, including without limiting the generality of the foregoing, the interests summarized in Schedule "B" in and to the Leases and the Lands;

(y) "**Petroleum Substances**" means petroleum, natural gas and related hydrocarbons and any other substances and rights to the extent granted by the Leases;

(z)   **"Place of Closing"** means the offices of the Purchaser located in Toronto, Ontario;

(aa)   **"Purchase Price"** means the price, set out in Section 3.1, to be paid by the Purchaser for the Purchased Shares;

(bb)   **"Purchased Shares"** means the Two Million, Three Hundred Twelve Thousand, Five Hundred and One (2,312,501) Common Shares owned by the Vendors as set forth in Section 2.1 hereof, which, as at the Closing Date, will be all of the issued and outstanding securities of the Corporation;

(cc)   **"Purchaser"** means EnerNorth Industries Inc.;

(dd)   **"Purchaser's Solicitors"** means WeirFoulds LLP;

(ee)   **"Representatives"** means in respect of a Party:

(i)   its Affiliates, successors and assigns; and

(ii)   the respective directors, officers, agents and employees of such Party and its Affiliates, successors and assigns;

(ff)   **"Seismic Data"** means all records, books, documents, licences, reports and data associated with all seismic lines or 3D seismic programs on or within 1 kilometre of the Lands to which the Corporation has possession or to which the Corporation has access, which records, books, documents, licences, reports and data shall include without limitation:

(i)   all permanent records of basic data including, but not limited to, any and all microfilm or paper copies of seismic driller's reports, monitor records, observer's reports and survey notes and any and all copies of magnetic field tapes or conversions thereof;

(ii)   all permanent records of the processed field data including, but not limited to, any and all microfilm or paper copies of shot point maps, pre- and post-stacked record sections including amplitude, phase, structural displays or other interpretative processes, poststack data manipulations including filters, migrations and wavelet enhancements, and any and all copies of final stacked tapes and any manipulations and conversions thereof; and

(iii)   in the case of 3D seismic, in addition to the foregoing, all permanent records or bin locations, bin fold, static corrections, surface elevations and any other relevant information;

(gg)   **"Surface Rights"** means all rights to enter upon, use and occupy the surface of the Lands or lands with which the Lands have been pooled or unitized or any lands to be traversed in order to gain access to any of the Lands, Tangibles or Wells and any and all rights of egress or ingress, licenses, Leases and instruments including rights of entry orders to gain access to the Lands, Wells and the Tangibles.

(hh)   "**Tangibles**" means all tangible depreciable property and assets owned by the Corporation, including without limitation those situate in or on the Lands or lands with which the same have been pooled or unitized which are used in connection with production, processing, transmission or treatment of Petroleum Substances produced from or allocated to the Lands or used in connection with producing, shut-in or injection wells located in or on the Lands or lands pooled or unitized therewith;

(ii)   "**Tax Act**" shall mean the *Income Tax Act* (Canada) as amended from time to time and any applicable, equivalent legislation of any province or territory of Canada;

(jj)   "**Taxes**" means income, commodity, sales, withholding, custom, employment, property, duty and any other taxes imposed by federal, provincial or territorial government authority including interest and penalties thereon;

(kk)   "**Time of Closing**" means 2:00 p.m. on the Closing Date;

(ll)   "**Units**" shall mean Units in the capital stock of the Purchaser consisting of one common share with an attributed price of $1.25 and one common share purchase Warrant, each Warrant entitling the holder to purchase one common share of the Purchaser at a price of $1.40 for a period of three years from the date of issuance.

(mm)   "**Vendors**" means, collectively, ● and "**Vendor**" means any one of them, as the context requires;

(nn)   "**Vendors' Solicitor**" means Sui & Company;

(oo)   "**Warrant**" shall mean a Warrant in the capital stock of the Purchaser, each Warrant entitling the holder to purchase one common share of the Purchaser at a price of $1.40 for a period of three years from the date of issuance; and

(pp)   "**Wells**" means all producing, shut-in, abandoned, suspended, capped, injection and disposal wells, located on the Lands or lands pooled or unitized therewith, in which the Corporation has an interest, including, without limitation those set forth in Schedule "B".

1.2   **Incorporation of Appendices**

Appended hereto and forming part of this Agreement are the following Schedules:

> Schedule "A" – List of Vendors
>
> Schedule "B" − Lands, Petroleum and Natural Gas Rights and Wells
>
> Schedule "C" − List of Debenture Holders and Amounts
>
> Schedule "D" – Form of Debenture
>
> Schedule "E" – Form of EnerNorth Warrant Certificate

1.3   **Appendix References**

Wherever any provision of any schedule to this Agreement conflicts with any provision in the body of this Agreement, the provisions of the body of this Agreement shall prevail. References herein to a schedule shall mean a reference to the applicable schedule to this Agreement. References in any schedule to the "Agreement" shall mean a reference to this Agreement. References in any schedule to another schedule shall mean a reference to a schedule to this Agreement.

1.4   **References**

References herein to an Article, clause, subclause or paragraph shall mean a reference to an Article, clause, subclause or paragraph within the body of this Agreement.

1.5   **Headings**

The headings of Articles, clauses, subclauses and paragraphs herein and in the Schedules are inserted for convenience of reference only and shall not affect or be considered to affect the construction of the provisions hereof.

1.6   **Gender**

In this Agreement words importing persons include corporations, companies, individuals and other bodies corporate and vice versa, and words importing the masculine gender include the feminine and neuter genders and vice versa.

1.7   **Entire Agreement and Amendments**

This Agreement (including all appendices hereto) constitutes the entire agreement between the Parties pertaining to the Purchased Shares and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof, except as specifically set forth herein. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

1.8   **Enurement**

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors, receivers, receiver-managers, trustees and permitted assigns.

ARTICLE 2
SALE AND PURCHASE

2.1   **Agreement of Purchase and Sale**

The Vendors agree to sell and convey their respective portion of Purchased Shares as set out below to the Purchaser and the Purchaser agrees to purchase and accept the Purchased Shares from the Vendors, all in accordance with and subject to the terms and conditions set forth in this Agreement:

VENDOR	PURCHASER	PURCHASED SHARES	PROPORTION
●	EnerNorth Industries Inc.	280,000 Shares	12.11%
●	EnerNorth Industries Inc.	260,000 Shares	11.24%
●	EnerNorth Industries Inc.	240,000 Shares	10.38%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	175,000 Shares	7.57%
●	EnerNorth Industries Inc.	150,000 Shares	6.49%
●	EnerNorth Industries Inc.	150,000 Shares	6.49%
●	EnerNorth Industries Inc.	125,000 Shares	5.41%
●	EnerNorth Industries Inc.	100,000 Shares	4.32%
●	EnerNorth Industries Inc.	60,000 Shares	2.59%
●	EnerNorth Industries Inc.	12,501 Shares	.54%
	TOTAL	**2,312,501** Shares	**100%**

2.2 **Advance Upon Signing of the Agreement**

The Vendors and the Corporation agree that upon execution of this Agreement the Corporation shall advance the amount of $650,000 to the Purchaser (the "**Advance**"), as an advance of consideration for this transaction. In the event the Closing does not occur as provided for in this Agreement, or in the event this Agreement is terminated, then the Advance shall immediately thereafter be repaid to the Corporation with interest calculated at 10% per annum from the date of receipt of the Advance by the Purchaser. In the event that the Purchaser is unable or unwilling to repay the Advance or any unpaid portion of it, the Advance or any unpaid portion of it will be converted to a secured promissory note (the "**Promissory Note**") without demure or protest by the Purchaser, payable by the Purchaser to the Corporation and bearing interest at the rate of

10% per annum, payable weekly in advance until repayment in full, with the principal and any unpaid interest due and payable in full on demand. As further consideration, subject to any required regulatory approval, the Purchaser shall issue to the Vendors 650,000 Compensation Warrants with each Warrant entitling the holder to purchase one common share of the Purchaser at a price of $1.40 for a period of three years from the date of issuance. The obligation of the Purchaser to repay the Promissory Note plus interest shall be secured by all of the unencumbered assets of the Purchaser. In the event that this transaction does not close on or before October 2, 2006 at no fault of the Corporation or the Vendors, and the Advance has not been repaid then the Purchaser agrees to register, at its cost the security interest in the Promissory Note forthwith under applicable secured lending legislation in order to perfect the security interest in the Promissory Note, and issue the 650,000 Compensation Warrants to the Vendors pro rata to their equity holdings in the Corporation as set out in Section 2.1. The issuance of the Compensation Warrants shall be subject to the AMEX Exchange's prior written approval and consent, and compliance with all applicable securities legislation and stock exchange policies.

2.3   **Closing**

Closing shall take place at the Place of Closing at the Time of Closing, or at such other place or at such other time as the Vendors and the Purchaser may agree.


ARTICLE 3
PURCHASE PRICE


3.1   **Purchase Price**

The aggregate purchase price to be paid by the Purchaser to the Vendors for the Purchased Shares shall be Two Million Three Hundred and Twelve Thousand Five Hundred and One Dollars ($2,312,501) and payable as follows (the "**Purchase Price**"): (a) the issuance and delivery by the Purchaser to the Vendors an aggregate number of 1,850,001 units (the "**Units**") in the capital stock of the Purchaser (in the proportions set out in Section 2.1 above) at an attributed value of $1.25 per Unit in satisfaction of Two Million Three Hundred Twelve Thousand Five Hundred and One Dollars ($2,312,501) of the Purchase Price. Each Unit consists of one common share and one common share purchase warrant of the Purchaser (a "**Warrant**"), with each Warrant entitling the holder to purchase one common share of the Purchaser at a price of $1.40 for a period of three years from the date of issuance. The form of Warrant is attached as Schedule "E". The issuance of the Units shall be subject to the AMEX Exchange's prior written approval and consent, and compliance with all applicable securities legislation and stock exchange policies. The certificates representing the Units shall be endorsed in accordance with the applicable securities legislation and stock exchange policies;

3.2   **Assumption of Debt**

Upon Closing the Purchaser will issue a Secured Debenture, in the form and substance as indicated in Schedule "D" attached, to the debt holders of the Corporation listed in Schedule "C" attached in satisfaction of Two Hundred Thirty Seven Thousand Five Hundred Dollars

($237,500.00) of debt in the Corporation. The security interest in the Secured Debenture shall be an interest in all of the unencumbered assets of the Purchaser at Closing.

3.3   **Delivery of Certificates for Purchased Shares**

Subject to the fulfillment of all of the terms and conditions hereof, at the Time of Closing, each of the Vendors shall deliver to the Purchaser certificates representing the Purchased Shares held by the Vendors, duly endorsed for transfer to the Purchaser, or other evidence of transfer of the Purchased Shares on the books of the Corporation satisfactory to the Purchaser or the Purchaser's Solicitors, together with such other documentation as the Purchaser or the Purchaser' Solicitors may reasonably request for the purpose of effecting the transfer and delivery of the Purchased Shares.

ARTICLE 4
REPRESENTATIONS OF THE CORPORATION AND VENDORS

4.1   **Vendors' Representations**

Each of the Vendors hereby represents and warrants to and with the Purchaser, which representations and warranties are correct as at the date hereof, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that:

(a)   other than the Purchaser, no person, firm or corporation has any right, under preferential rights of purchase clauses or otherwise, which has not been waived prior to the Closing Date, to acquire any interest in the Purchased Shares held by the Vendor by virtue of or arising from this Agreement or otherwise;

(b)   each Vendor has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder;

(c)   the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder by the Vendor and the consummation of transactions contemplated herein will not, as a result of the Vendor's involvement, violate nor be in conflict with any provision of any material agreement or instrument to which the Vendor is a party or is bound or, to the best of the Vendor's knowledge, information and belief, any judgment, decree, order, statute, rule or regulation applicable to the Vendor;

(d)   this Agreement has been duly executed and delivered to the Vendor and all documents required hereunder to be executed and delivered by the Vendor shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms;

(e) at the Time of Closing, the Vendor shall have good registered and beneficial title to and ownership of its portion of the Purchased Shares as set out in Section 2.1 above, and the Vendors' portion of the Purchased Shares shall be fully paid and non-assessable and free and clear of all liens, mortgages, charges, security interests, pledges, encumbrances, demands and adverse Claims whatsoever;

(f) there are no actions, suits, proceedings or Claims existing or, to the best of the knowledge, information and belief of the Vendor, pending or threatened with respect to or in any manner challenging respective ownership of the Purchased Shares or the sale of their respective Purchased Shares pursuant hereto;

4.2   **Corporation's Representations**

The Corporation hereby represents and warrants to and with the Purchaser, which representations and warranties are correct as at the date hereof, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that:

(a) the Corporation is a corporation duly incorporated and validly subsisting under its jurisdiction of incorporation and has the corporate power to own or lease its property, including the Assets, and to carry on its business as now conducted by it and the Corporation is duly registered to carry on business in each jurisdiction as the nature of its business requires;

(b) the Corporation has authorized capital of an unlimited number of Common Shares and an unlimited number of preferred shares and there are no undisclosed outstanding subscriptions, options, rights, warrants or other agreements or commitments obligating the Corporation to sell or issue any additional shares of any class or securities convertible into any share of any class;

(c) other than the Purchaser, the warrant holders and the debt holders of the Corporation, no person, firm or entity has any right under preferential rights of purchase clauses, outstanding offers or otherwise which has not been waived prior to the Closing Date, to acquire any securities of the Corporation or the Assets from the Corporation. The Corporation does not have any outstanding offers of purchase or otherwise which would require the Corporation to acquire any assets from any other Person or entity;

(d) no authorized and/or declared and unpaid dividends exist nor shall be authorized, declared or paid from the Effective Time to the Time of Closing;

(e) the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder by the Corporation and the consummation of transactions contemplated herein will not violate nor be in conflict with any provision of any material agreement or instrument to which the Corporation is a party or is bound or any judgment, decree, order, statute, rule or regulation applicable to the Corporation or of the constating documents or by-laws of the Corporation;

(f)   the Corporation does not control or have any wholly-owned subsidiary corporations, and owns no shares or securities of any other entity other than such shares and securities as disclosed in writing to the Purchaser;

(g)   the Corporation has made available to the Purchaser for inspection and reproduction all documents, information and records in its possession or control pertaining to the Assets, including an independent engineering report dated as of May 31, 2006 setting forth the estimated future reserves and income attributable to the Assets, and the Corporation has not withheld any documents, information or records that would be relevant to Purchaser with respect to the matters contemplated under this Agreement;

(h)   the minute book of the Corporation contains copies of all minutes of all meetings and the consent resolutions of the directors, committees of directors and shareholders of the Corporation and the registers therein are current, true and correct and, to the knowledge, information and belief of the Vendors without further inquiry, all such meetings were duly called and properly held and all such consent resolutions were properly adopted;

(i)   Schedules "B" and "C" attached hereto present fairly the material assets and liabilities of the Corporation as at the date hereof, and include all material liabilities as at such date, and there has not been any material adverse change in the assets or liabilities of the Corporation listed thereon, other than in connection with the transactions contemplated herein to the best of the knowledge, information and belief of the Corporation;

(j)   other than as disclosed to the Purchaser in writing prior to the Closing Date, the Corporation has no employees and no outstanding employment contracts for services, including any management, consulting, employee or labour agreements or arrangements not made in the ordinary course of the Corporation's business;

(k)   there are no actions, suits or other legal, administrative or arbitration proceedings or government investigations, actual or, to the best of the knowledge, information and belief of the Corporation, threatened, which might reasonably be expected to result in a material impairment or loss of the Corporation's interest in the Assets or any part thereof and there is no particular circumstance, matter or thing known to the Vendors or the Corporation which could reasonably be anticipated to give rise to any such action, suit or other legal, administrative or arbitration proceeding or government investigation except as disclosed herein or otherwise to the Purchaser in writing;

(l)   there are no shareholders' agreements that have been entered into by the Corporation;

(m)   the Corporation has accounted for all Taxes exigible from it for the collection of which it is responsible under the laws of Canada or any other jurisdiction, in the case of Taxes on income, in respect of all fiscal years ended since its incorporation;

(n)   the Corporation has duly and timely filed all tax returns required to be filed by it, has paid all Taxes shown to be due and payable on such returns, and has paid all assessments and reassessments, and all other Taxes, governmental charges, penalties, interest and fines claimed by any governmental authority to be due and payable by the Corporation on or before the date hereof, and adequate provision has been made on the books of the

Corporation for Taxes payable for the current period for which tax returns are not yet required to be filed;

(o)   the Corporation has not filed with any government authority, any waivers in respect of the normal assessment period;

(p)   the Corporation has withheld all amounts required by applicable tax legislation and shall continue to do so up to the Time of Closing;

(q)   the Corporation has not acquired any property or disposed of any property to any person with whom it is not dealing at arm's length for an amount less than the fair market value thereof,

(r)   the Corporation is not now a party to any bonus, pension, profit sharing, deferred compensation, retirement, hospitalization insurance, medical insurance or similar plan or practice, formal or informal, in effect with respect to any employees or others, other than as previously disclosed in writing to the Purchaser;

(s)   the Corporation has not incurred any undisclosed obligation or liability, contingent or otherwise, for brokers' or finders' fees, legal fees, engineering fees and other expenses in respect of this transaction for which the Purchaser shall have any obligation;

(t)   except as set out in Schedule "C" attached or otherwise disclosed the Corporation does not have any material Debt;

(u)   the Corporation's interest in the Tangibles associated with the Land and Leases is at least equal or, in the case of pooled or unitized Lands and Leases, corresponds to, the Corporation's interest therein as set out in Schedule "B" and, except as set out in Schedule "B", the Corporation's aggregate share of all costs with respect to such Tangibles is directly proportionate to the Corporation's interest therein;

(v)   to the actual knowledge, information and belief of the Corporation, without specific inquiry, none of the Wells are subject to a production penalty of any kind and the Corporation has received no notice of and the Corporation is not otherwise aware of any impending change statutorily imposed or sanctioned in respect of production allowables applicable to any Wells excepting those items of any orders or directives which relate to environmental matters and which require any work, repairs, construction or capital expenditures with respect to the Assets, where such orders or directives have not been complied with in all material respects; or which notice in writing has not been given by the Corporation to the Purchaser prior to the Effective Date; and

(w)   to the actual knowledge, information and belief of the Corporation, without specific inquiry, the Corporation has not done or failed to do any act or thing whereby any of the Assets may become liable or subject to termination, surrender, forfeiture, cancellation or alienation.

ARTICLE 5
PURCHASER'S REPRESENTATIONS

5.1   **Purchaser's Representations**

The Purchaser hereby represents and warrants to and with the Vendors and the Corporation, which representations and warranties are true and correct as at the date hereof, and acknowledges that the Vendors and the Corporation are relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that:

(a)   the Purchaser has all requisite power and authority to enter into this Agreement and to purchase and pay for the Purchased Shares on the terms described herein and to perform the other obligations of the Purchaser under this Agreement;

(b)   all necessary corporate action will have been taken by the Purchaser at the Closing Date to authorize the execution and delivery by the Purchaser of this Agreement and all other agreements and instruments contemplated by this Agreement;

(c)   the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder and the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any provision of the constating documents or by-laws of the Purchaser;

(d)   this Agreement has been duly executed and delivered by the Purchaser and all documents required hereunder to be executed and delivered by the Purchaser shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Purchaser enforceable in accordance with their respective terms;

(e)   the Purchaser is not a non-resident of Canada;

(f)   the Purchaser has completed all due diligence in respect of the Assets, the Purchased Shares and the Corporation, and is satisfied with the results of its due diligence investigations;

(g)   upon the issuance of the Units (as defined in Subsection 3.1), in accordance with the terms of this Agreement, all of such Units will have been duly and validly created, authorized and issued and will be outstanding as fully paid and non-assessable;

(h)   the Purchaser is a reporting issuer in Alberta, British Columbia, Ontario and Newfoundland and Labrador and is a foreign reporting issuer with the United States Securities and Exchange Commission and to the actual knowledge, information and belief of the Purchaser, the Purchaser is not in default of any requirement of applicable securities or corporate laws, regulations, orders, notices and policies;

(i)   no order has been issued ceasing or suspending the sale or trading of the securities of the Purchaser and, to the best of the knowledge, information and belief of the Purchaser, there is no investigation or proceeding, pending or threatened that would or might result in any order suspending the sale or ceasing the trading of the securities of the Purchaser nor is there any state of facts which, if known, might result in any such order being issued;

(j)   the issued and outstanding common shares in the capital of the Purchaser are listed and posted for trading on the AMEX under the trading symbol "ENY" and Frankfurt stock exchange under the trading symbol "EPWI";

ARTICLE 6
SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND INDEMNITIES

6.1   Survival

Notwithstanding the Closing or deliveries of covenants, representations and warranties in any other agreements at Closing or prior or subsequent thereto or investigations by the Parties or their counsel, the covenants, representations and warranties along with all rights of action in connection therewith set forth in Article 4 and Article 5 shall survive Closing for the benefit of the Parties for a period one (1) year from the Closing Date, except for any such covenants, representations and warranties set forth in Article 4, in respect of Taxes which shall survive Closing for the benefit of the Purchaser for a period of four (4) years.

6.2   Vendors' Indemnity

(a)   Subject to Section 6.1 above and provided that Closing has occurred, each Vendor shall:

    (i)   be liable to the Purchaser for all Losses and Liabilities; and

    (ii)   indemnify and save Purchaser and its directors, officers, servants, agents and employees harmless from and against all Losses and Liabilities whatsoever which may be brought against or suffered by the Purchaser, its directors, officers, servants, agents and employees or which they may sustain, pay or incur,

as a direct result of any matter or thing arising out of, resulting from, attributable to or connected with a breach of the representations and warranties of such Vendor in Article 4, except any Losses and Liabilities to the extent that the same either are reimbursed (or reimbursable) by insurance maintained by Purchaser or are caused by the gross negligence or wilful misconduct of Purchaser or its Representative.

6.3   Purchaser's Indemnity

(a)   Subject to Section 6.1 above and provided that Closing has occurred, Purchaser shall:

    (i)   be liable to Vendors for all Losses and Liabilities; and

    (ii)   indemnify and save Vendors and their Representatives harmless from and against all Losses and Liabilities, as a result of any matter or thing arising out of, resulting from, attributable to or in any way connected with a breach of the representations and warranties of the Purchaser in Article 5, except to the extent that any Losses and Liabilities are reimbursed (or reimbursable) by insurance maintained by the Vendors or the Corporation, are caused by the gross negligence or wilful misconduct of Vendors or their Representatives, or are matters or things for which Purchaser is entitled to indemnification under Section 6.2.

ARTICLE 7
DELIVERY OF DOCUMENTS

7.1   Deliveries by the Vendors

The Vendors shall promptly deliver to the Purchaser such documents reasonably required to be delivered by the Vendors to the Purchaser at Closing pursuant to this Agreement.

ARTICLE 8
ATTORNMENT AND PROPER LAW

8.1   Governing Law

This Agreement shall be exclusively subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Ontario. Each Party irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts of appeal therefrom.

ARTICLE 9
COVENANTS

9.1   Covenants

The Purchaser covenants and agrees with the Vendors and the Corporation that until the purchase and sale contemplated herein becomes effective or until the Parties are unable to consummate the transaction because a condition set out herein cannot be satisfied and has not been waived by the appropriate Party hereunder, and except with the prior written approval of the Vendors, or as otherwise agreed to herein, the Purchaser will use its reasonable commercial efforts to obtain all necessary consents, assignments, waivers or amendments or terminations to any instruments or take such other measures as may be appropriate to fulfill its obligations under and to carry out the transactions contemplated by this Agreement.

The Corporation covenants that during the period between the date hereof and the Time of Closing the Corporation shall conduct its business in, and only in, the ordinary and normal course thereof in substantially the same manner as heretofore conducted and preserve intact its assets and properties, its business and the present business organization and use its reasonable best efforts to keep available the services of its present officers and management and others having business dealings with it to the end that its goodwill and business shall be maintained.

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ARTICLE 10
NOTICES

10.1   **Notices**

Any notice required or permitted to be given by a Party hereto to the other shall be given in writing and addressed:

(a)   if to the Corporation or the Vendors:

1211115 Alberta Ltd.
●
Calgary, Alberta
T2P 3P4

Attention: President
Fax: ●

(b)   if to the Purchaser:

EnerNorth Industries Inc.
1 King Street West
Suite 1502
Toronto, Ontario
M5H 1A1

Attention: President
Facsimile: (416) 861-9623

Any notice delivered as aforesaid shall be deemed to have been received by the Party hereto which it is so delivered at the time on the date of its being so delivered. Any Party may change its address for notice by giving notice to that effect.

ARTICLE 11
ARBITRATION

11.1   **General Arbitration Provisions**

Any disputes between the Parties in respect of any of the matters referred to in this Agreement (including, without limitation, disputes respecting any matter of interpretation of the provisions of this Agreement, or as to the performance or non-performance by any of the Parties of any of the provisions of this Agreement, or as to the respective rights and obligations of the Parties) shall be settled exclusively by arbitration, without resort to court proceedings, in a timely fashion and in accordance with the procedures set forth in this Section 11.1 .

There shall be three (3) arbitrators. The Party demanding arbitration shall inform the other party of the particulars of the dispute and of the name of its arbitrator and the party receiving the demand shall within seven (7) days thereof choose and name its arbitrator. The two arbitrators shall then designate and choose a third. If within a reasonable time the two arbitrators appointed by the Parties do not agree upon a third or if the party who has been notified of a dispute fails to appoint an arbitrator, then a third arbitrator or an arbitrator to represent the Party in default may, upon petition of the Party not in default, be appointed by a judge of the Province of Ontario. An award made by two of the three arbitrators shall be binding on the Parties. The arbitrators shall determine their own rules and procedures and rules of evidence that they shall follow. The cost of arbitration shall be proportioned between the Parties as the arbitrators may decide.

ARTICLE 12
MISCELLANEOUS

12.1   Release of Information

The Vendors, the Purchaser and the Corporation shall cooperate with each other in releasing information concerning this Agreement and the transactions contemplated herein, and shall furnish to and discuss with the Parties drafts of all press and other releases prior to publication. Nothing contained herein shall prevent either Party at any time from furnishing information to any governmental agency or regulatory authority or to the public if required by applicable law.

12.2   Time

Time shall, in all respects, be of the essence in this Agreement.

12.3   Enurement and Assignment

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors, receivers, receiver-managers, trustees and permitted assigns. No Party may assign its interest under this Agreement without the prior written consent of all other Parties, such consent not to be unreasonably withheld.

12.4   Expenses

Each Party shall be responsible for their own legal costs in relation to this Agreement, the consummation of the transactions herein and all other matters related thereto.

12.5   Counterpart Execution

This Agreement may be executed by facsimile and in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and, notwithstanding their date of execution, shall be deemed to bear the date as of the date above written.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.


ENERNORTH INDUSTRIES INC.

Per: _____*"signed"*_____
Hagen Gocht, Director

I have authority to bind the corporation.

1211115 ALBERTA LTD.

Per: _____*"signed"*_____
Name:

Position:

I have authority to bind the corporation.


CONSENT OF SHAREHOLDERS

(RE: SHARE PURCHASE AGREEMENT AMONG 1211115 ALBERTA LTD., THE VENDORS AND ENERNORTH INDUSTRIES INC.)

I/we, the undersigned shareholder, having read the above agreement, hereby agree to its terms:

_____
●

●

Per:_____
●

Per:_____
●

Per:_____
●

Per:_____
●

Per:_____
●

_____
●

_____
●

●

Per:_____
●

_____
●

●

Per:_____
●

By:_____
●

Per:_____
●

Per:_____

Schedule "A"

List of Vendors:

VENDOR	PURCHASER	PURCHASED SHARES	PROPORTION
●	EnerNorth Industries Inc.	280,000 Shares	12.11%
●	EnerNorth Industries Inc.	260,000 Shares	11.24%
●	EnerNorth Industries Inc.	240,000 Shares	10.38%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	175,000 Shares	7.57%
●	EnerNorth Industries Inc.	150,000 Shares	6.49%
●	EnerNorth Industries Inc.	150,000 Shares	6.49%
●	EnerNorth Industries Inc.	125,000 Shares	5.41%
●	EnerNorth Industries Inc.	100,000 Shares	4.32%
●	EnerNorth Industries Inc.	60,000 Shares	2.59%
●	EnerNorth Industries Inc.	12,501 Shares	.54%
	TOTAL	**2,312,501 Shares**	**100%**

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SCHEDULE "B"

Lands, Petroleum and Natural Gas Rights and Wells

SCHEDULE "C"

List of Debenture Holders and Amounts

DEBT HOLDER	PURCHASER	DEBT AMOUNT	PROPORTION
●	EnerNorth Industries Inc.	$107,500.00	45.26%
●	EnerNorth Industries Inc.	$ 60,000.00	25.26%
●	EnerNorth Industries Inc.	$ 60,000.00	25.26%
●	EnerNorth Industries Inc.	$ 10,000.00	4.21%
	TOTAL	**$237,500.00**	**100%**

SCHEDULE "D"

FORM OF SECURED DEBENTURE

ENERNORTH INDUSTRIES INC.

8% Secured Debenture
September ___, 2006

PRINCIPAL SUM: (Cdn.) $_____

DUE: DECEMBER 31, 2011

     EnerNorth Industries Inc., an Ontario corporation ("**EnerNorth** " or the "**Company**"), for value received, hereby promises to pay to the order of **"Insert name of Debt Holder"** (the "**Holder**"), the principal sum of **(Cdn.) $_____**, with interest on the unpaid amount thereon from the date hereof at the rate of 8% per annum is payable semi annually on the last day of December and June in each year.

     Interest on and after the date of maturity on the unpaid principal amount at such time shall be calculated at the rate of 12% per annum.

     Payments of principal and interest shall be made in lawful money of Canada, at the address of the Holder shown below, or such other location as the Holder shall advise. The Company may prepay this Debenture ten (10) days after providing written notice to the Holder and such prepayment shall be made without bonus or penalty.

     The Company waives presentment for payment, demand, notice of non-payment, notice of dishonour, protest and notice of protest of this Debenture and diligence in collection or bringing suit, and consents to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or any other provision of this Debenture.

HOLDER OF THIS DEBENTURE:

NAME:

ADDRESS:

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1   Definitions.   The following terms (except as otherwise expressly provided or unless the context otherwise requires) for all purposes of this Debenture shall have the respective meanings specified in this section 1.1.

(a)   "**EnerNorth**" or the "**Company**" shall mean EnerNorth Industries Inc. and its successors and assigns.

(b)   "**Debenture**" shall mean this 8% Secured Debenture of EnerNorth in an aggregate principal amount of (Cdn.) $.

(c)   "**Debenture Holder**", "**Holder**" and other similar terms shall mean   **,** or its assigns.

(d)   "**Obligations**" shall mean the payment of the principal amount and all interest which is payable under this Debenture, and all other obligations of the Company hereunder.

(e)   "**Permitted Encumbrances**" means any one or more of the following:

(i)   liens for taxes, assessments or governmental charges or levies not at the time due or the validity of which is being contested at the time by the Company in good faith by proper legal proceedings;

(ii)   undetermined or inchoate liens and charges incidental to current operations which have not at such time been filed pursuant to law against the Company or which relate to obligations not due or delinquent;

(iii)   the right reserved to or vested in any municipality, governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by the Company or by any statutory provisions, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(iv)   the encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workers' compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, liens or claims incidental to construction and mechanics', warehousemans', carriers' and other similar liens;

(v)   security given to a public utility or any municipality, governmental or other public authority when required by such utility or other authority in connection with the operations of the Company, all in the ordinary course of its business; and

(vi)   any other encumbrances, liens, charges and mortgages approved in writing by the Holder.

1.2   Unless otherwise stated, all monetary amounts referred to herein are in Canadian dollars.

ARTICLE 2
SECURITY INTEREST

2.1   **Description of Collateral** – Subject to the completion of the Company's acquisition of all of the shares and certain debt of 1211115 Alberta Ltd ("**1211115**") pursuant to the purchase and sale agreement dated September 5th, 2006, the following undertaking, property and assets of EnerNorth will be subject to the security interest in favour of the Holder created by this Debenture:

(a)   Accounts - all debts, accounts, demands, claims and choses in action which now are, or which may at any time hereafter be, due or owing to or owned by EnerNorth ; all securities, mortgages, bills, notes and other documents now held or owned, or which may be hereafter taken, held or owned, by or on behalf of EnerNorth , in respect of the said debts, accounts, demands, claims and choses in action or any part thereof; and all books, documents and papers recording, evidencing or relating to the said debts, accounts, demands, claims and choses in action or any part thereof, all of which are herein collectively called the "**Accounts**";

(b)   Documents - all books, accounts, invoices, letters, papers, documents and other records in any form evidencing or relating to collateral subject to the Security Interest, all of which are herein collectively called the "**Documents**";

(c)   Documents of Title - any writing now or hereafter owned by EnerNorth that purports to be issued by or addressed to a bailee and purports to cover such goods and chattels in the bailee's possession as are identified or fungible portions of an identified mass, whether such goods and chattels are Inventory or Equipment, and which writing is treated as establishing that the person in possession of such writing is entitled to receive, hold and dispose of the said writing and the goods and chattels it covers, and further, whether such writing is negotiable in form or otherwise, including bills of lading and warehouse receipts, all of which are herein collectively called the "**Documents of Title**";

(d)   Equipment - all tools, machinery, equipment, furniture, chattels, fixtures, vehicles of any kind, parts, accessories and other tangible personal

923256.5

property now owned or hereafter acquired by EnerNorth which are not Inventory, all of which is herein collectively called the "**Equipment**";

(e)   Instruments - all present and future bills, notes and cheques (as such are defined pursuant to the *Bills of Exchange Act* (Canada)), and all other writings that evidence a right to the payment of money and are of a type that in the ordinary course of business are transferred by delivery without any necessary endorsement or assignment, all of which are herein collectively called the "**Instruments**";

(f)   Intangibles - all intangible property now owned or hereafter acquired by EnerNorth and which is not Accounts including, without limitation, all contractual rights, chattel paper, goodwill, patents, trademarks, licences, trade names, copyrights and other intellectual property of EnerNorth, all of which are herein collectively called the "**Intangibles**";

(g)   Inventory - all present and future inventory of EnerNorth, including all goods used or consumed in the business of EnerNorth, and goods acquired or held for sale, all of which is herein collectively called the "**Inventory**";

(h)   Money - all present and future money of EnerNorth, whether authorized or adopted by the Parliament of Canada as part of its currency or any foreign government as part of its currency, all of which is herein collectively called the "**Money**";

(i)   Securities - all present and future securities, as defined in the *Securities Act* (Ontario), held by EnerNorth, including shares, options, rights, warrants, joint venture interests, interests in limited partnerships, bonds, debentures and all other documents which constitute evidence of a share, participation or other interest of EnerNorth in property or in an enterprise or which constitute evidence of an obligation of the issuer; and all substitutions therefor and dividends and income derived therefrom, all of which are herein collectively called the "**Securities**";

(j)   all property and assets, movable or immovable, of whatever nature or kind;

(k)   Undertaking - all present and future personal property, business, and undertaking of EnerNorth not being Inventory, Equipment, Accounts, Intangibles, Documents of Title, Instruments, Money, Securities or Documents all of which is herein collectively called the "**Undertaking**"; and

(l)   Proceeds - all personal property in any form derived directly or indirectly from any dealing with collateral subject to the Security Interest or the proceeds therefrom, and including any payment representing indemnity or compensation for loss of or damage thereto or the proceeds therefrom, all of which are herein collectively called the "**Proceeds**";

all of the above mentioned undertaking, property and assets of EnerNorth are herein called the **"Collateral"**. For greater certainty, references to EnerNorth in this Article refer to EnerNorth and its successors arising from any reorganization, consolidation, merger or amalgamation involving EnerNorth.

2.2 **Grant of Security Interest** - As general and continuing security for the prompt and complete payment and performance of all Obligations, the Company hereby grants to the Debenture Holder a security interest in the Collateral. Whenever used elsewhere in this Debenture, the expression **"Security Interest"** refers to the security interest created above.

2.3 **Attachment of Security Interest** - The Company and the Debenture Holder hereby acknowledge their mutual intention that the Security Interest will attach to the Collateral when the Company executes and delivers this Debenture or, in the case of any Collateral acquired by the Company (through 1211115) after the execution and delivery hereof, upon the Company first acquiring rights therein. The Company hereby acknowledges and agrees that the Company has rights in the Collateral and that value has been given, and the Company and Debenture Holder have not agreed to postpone the time for attachment of the Security Interest.

ARTICLE 3
COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1 **Covenants, Representations and Warranties.** The Company covenants, represents and warrants to the Holder that:

(a) the Company is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the Company has the corporate power and authority to execute, deliver and perform its obligations under this Debenture;

(c) the Company has taken all necessary corporate actions to authorize the execution and delivery of this Debenture and the performance of all its obligations thereunder;

(d) this Debenture has been duly executed and delivered by the Company; and

(e) this Debenture constitutes valid and legally binding obligations of EnerNorth enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of the rights of creditors generally, the general principles of equity and that equitable remedies such as specific performance and injunction are available only in the discretion of the court, and the provisions of the *Financial Administration Act* (Canada) as amended by the *Income Tax Act*.

ARTICLE 4
DEFAULT

4.1 **Events of Default Defined.** The principal and accrued interest of the Debenture shall, at the option of the Holder hereof exercised by written notice to EnerNorth forthwith become and be due and payable if any one or more of the following events (herein called **"Events of Default"**) shall have occurred and be continuing:

    (a)   If default shall be made in the due and punctual payment of all or any part of the principal or interest of this Debenture when and as the same shall become due and payable, whether at the maturity thereof, by acceleration, by notice of prepayment or otherwise, and such default shall have continued for a period of ten (10) days after the applicable due date.

    (b)   If default shall be made in the performance or observance of any other of the covenants, agreements or conditions contained in this Debenture dated the date hereof between EnerNorth and the Holder and such default shall have continued for a period of thirty (30) days after written notice thereof to EnerNorth by the Holder, or if any statement, certificate, report, representation or warranty made or furnished by EnerNorth in connection with the issuance of the Debenture or in compliance with the provisions hereof shall prove to have been false or erroneous in any material respect, and EnerNorth shall have failed to take corrective measures satisfactory to the Holder within thirty (30) days after written notice thereof to EnerNorth by the Holder.

    (c)   The taking by the Company of action in respect of dissolution, winding-up or liquidation; the making by the Company of an assignment or any proposal for the benefit of its creditors under applicable insolvency legislation; the filing or presentation of a bankruptcy or similar petition by the Company; the entering of a judgement or order ordering a reorganization, arrangement or composition of or with respect to the Company or its debts or obligations; or the appointment of a custodian or receiver or receiver and manager or other official with similar power, whether or not pursuant to a court order, for all or a substantial portion of the properties or assets of the Company.

    (d)   The presentation or filing of a bankruptcy or similar petition with respect to bankruptcy or insolvency of the Company by any person, which bankruptcy or similar petition is not discharged within 90 days of its presentation or filing.

4.2 **Remedies for Default.** In case any one or more of the Events of Default specified in section 5.1 hereof shall have occurred and be continuing and any applicable grace period shall have expired, the holder of the Debenture, by notice in writing, may declare to be due and payable the principal of the Debenture then outstanding and any accrued interest to the date of acceleration, and upon any such declaration, the same shall become and be immediately due and payable and the Holder shall be entitled to enforce its security interest in the Collateral in the manner permitted in the *Personal Property Security Act* (Ontario) and applicable law, anything in this Debenture contained to the contrary notwithstanding.

4.3   **Remedies Cumulative.**   No remedy herein conferred upon the Holder of any Debenture is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

4.4   **Remedies Not Waived.**   Unless expressly stated in writing, no course of dealing between EnerNorth and the Holder of any Debenture or any delay in exercising any rights hereunder or under any Debenture shall operate as a waiver of rights of any holder of such Debenture.

ARTICLE 5
CONSOLIDATION, MERGER, SALE, CONVEYANCE OR LEASE

5.1   **EnerNorth May Consolidate, etc., on Certain Terms.**   Nothing contained in this Debenture shall prevent any consolidation or merger of EnerNorth with or into any other corporation or corporations, or successive consolidations or mergers to which EnerNorth or its successor or successors shall be a party or parties, or shall prevent any sale or conveyance or lease of substantially all the assets of EnerNorth; provided, however, that the due and punctual payment of the principal and accrued interest of the Debenture, and the due and punctual performance of all the covenants and conditions of this Debenture to be performed by EnerNorth shall be expressly assumed, by supplemental agreement, by the corporation (hereinafter called the successor corporation) formed by such consolidation, or into which EnerNorth shall have been merged or which shall have acquired or leased such property.

5.2   **Successor Corporation Substituted.**   In case of any such consolidation, merger, sale, conveyance or lease and upon any such assumption by the successor corporation, the successor corporation shall succeed to and be substituted for EnerNorth.

ARTICLE 6
MISCELLANEOUS PROVISIONS

6.1   **Benefits of Debenture Restricted.**   Nothing in this Debenture, expressed or implied, shall give or be construed to give to any person, firm or corporation, other than the parties hereto and the Debenture Holder, any legal or equitable right, remedy or claim under any covenant, condition or provision herein contained.

6.2   **Successors.**   All the covenants, stipulations, promises and agreements in this Debenture contained by or on behalf of EnerNorth shall bind and inure to the benefit of its successors, whether so expressed or not.

6.3   **Notices and Demands on EnerNorth and Debenture Holder.**   Any notice or demand which by any provision of this Debenture is required or permitted to be given or made on EnerNorth shall be given by being deposited, postage prepaid, registered mail, return receipt

923256.5

requested, in a post office letter box addressed (until another address of EnerNorth is filed by EnerNorth with the Holder) as follows: President, EnerNorth Industries Inc., One King Street West, Suite 1502, Toronto, Canada, M5H 1A1. Any notice, direction, request or demand by EnerNorth to or upon the Holder shall be deemed to have been sufficiently given or made, for all purposes, if given or made at the address of the Holder as set forth on this Debenture. All notices shall be deemed to have been given upon delivery or four days after such mailing.

6.4   **Governing Laws.** This Debenture shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be construed in accordance with the laws of said Province.

6.5   **Effect of Headings.** The article and section headings herein are for convenience only and shall not affect the construction hereof.

6.6   **Sundays and Holidays.** In any case where the date of maturity of principal of, or interest on, this Debenture shall be a Sunday or a legal holiday in the Province of Ontario or a day on which banking institutions doing business in the Province of Ontario are authorized by law to close, then payment of such interest or principal may be made, or the Expiry Time shall be, on the next succeeding business day with the same force and effect as if made on the nominal date of maturity.

6.7   **Mutilated, Destroyed, Lost or Stolen Debentures.** In case this Debenture shall become mutilated or be destroyed, lost or stolen, then upon the conditions hereinafter set forth, EnerNorth , in its discretion, may execute and deliver a new Debenture of like tenor, date, maturity and principal amount in exchange and substitution for and upon surrender and cancellation of the mutilated Debenture or in lieu of and substitution for the Debenture so destroyed, lost or stolen; provided, however, that if any such mutilated, destroyed, lost or stolen Debenture shall have matured, EnerNorth may, instead of issuing a substituted Debenture therefor, pay such Debenture without requiring the surrender thereof, except in the case of a mutilated Debenture. The applicant for such substituted Debenture shall furnish to EnerNorth evidence satisfactory to EnerNorth in their discretion, of the ownership of and the destruction, loss or theft of such Debenture, and shall furnish to EnerNorth satisfactory indemnity and, if required, shall reimburse EnerNorth all expenses (including counsel fees) in connection with the preparation, authentication and delivery of such substituted Debenture, and shall comply with such other reasonable regulations as EnerNorth may prescribe.

6.8   **Amendments.** The Debenture may be amended at any time, upon written approval from EnerNorth and the Holder of the Debenture at such time.

IN WITNESS WHEREOF, EnerNorth Industries Inc. has caused this Debenture to be executed by its duly authorized corporate officer this ___ day of _____, 2006.

EnerNorth Industries Inc.

By: _____

    Name:
    Title:

I have authority to bind the Corporation

SCHEDULE "E"

FORM OF ENERNORTH WARRANT CERTIFICATE

NON-TRANSFERABLE ● PURCHASE WARRANTS
TO PURCHASE COMMON SHARES IN THE CAPITAL OF

ENERNORTH INDUSTRIES INC.

**EXERCISABLE BEFORE 5:00 P.M. (TORONTO TIME) ON THE
● DAY OF [MONTH], 2009 [THREE YEARS FROM DATE OF ISSUANCE], AFTER
WHICH TIME THIS
WARRANT CERTIFICATE WILL BE NULL AND VOID**

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States or to a U.S. person unless such securities are registered under the Act or an exemption from the registration requirements of the Act is available.

Unless permitted under securities legislation, the holder of this security must not trade the security before [FOUR MONTHS + 1 DAY].

THIS IS TO CERTIFY THAT, for value received, _____(the "**Holder**") is entitled, subject to adjustment, to purchase at any time before 5:00 p.m. (Toronto time) on the ● day of ●, 2009 (the "**Expiry Time**") **[number of warrants]** non-assessable common shares ("**Shares**") in the capital of EnerNorth Industries Inc. (the "**Corporation**") as constituted on the date at an exercise price of Cdn$1.40 per Share, (the "**Exercise Price**") on the basis of one (1) Share for each one (1) Warrant evidenced hereby.

The Warrants represented hereby will be deemed to be so surrendered only upon receipt thereof by the Corporation at the office specified below and will be surrendered only by personal delivery, courier or prepaid registered mail.

1. After the Expiry Time, all rights under any Warrants evidenced hereby, in respect of which the right of subscription and purchase herein provided will not theretofore have been exercised, will wholly cease and terminate and such Warrants will be void and of no value or effect.

2. The Holder may exercise the right of purchase herein provided for by surrendering or delivering to the Corporation prior to the Expiry Time (a) this certificate, with the Subscription Form (in the form annexed as Exhibit "A" hereto) duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Corporation, and (b) cash or a certified cheque, money

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order or bank draft payable to or to the order of the Corporation in lawful money of Canada at par in the Province of Ontario, in an amount equal to the Exercise Price multiplied by the number of Shares for which subscription is being made at its principal office at 1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1. Any warrant certificate, certified cheque, money order or bank draft referred to in this Section 2 will be deemed to be surrendered only upon delivery thereof to the Corporation at its principal office in the manner provided in Section 15 hereof.

3.　　　　Upon such delivery and payment as aforesaid and prior written approval from the AMEX Exchange, the Corporation will cause to be issued to the Holder hereof the Shares subscribed for not exceeding those which such Holder is entitled to purchase pursuant to this Certificate and the Holder hereof will become a shareholder of the Corporation in respect of such shares with effect from the date of such delivery and payment and will be entitled to delivery of a certificate or certificates evidencing such shares and the Corporation will cause such certificate or certificates to be mailed to the Holder hereof at the address or addresses specified in such subscription within five (5) business days ("**Business Days**"), being any date that is not a Saturday or "holiday" as such term is defined in the *Interpretation Act* (Ontario), of such delivery and payment.

4.　　　　The issuance of certificates for Shares upon exercise of this Warrant will be made without charge to the Holder for any issuance costs in respect thereof or other cost incurred by the Corporation in connection with such exercise.

5.　　　　The Corporation will assist and cooperate with the Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with any exercise of this Warrant (including, without limitation, making any filings required to be made by the Corporation).

6.　　　　The Holder may subscribe for and purchase a number of Shares less than the number it is entitled to purchase pursuant to this Certificate. In the event of any such subscription and purchase prior to the Expiry Time, the Holder will in addition be entitled to receive, without charge, a new warrant certificate in respect of the balance of the Shares of which it was entitled to purchase pursuant to this certificate and which were then not purchased.

7.　　　　Notwithstanding any adjustments provided for in Section 10 hereof or otherwise, the Corporation will not be required upon the exercise of any Warrants, to issue fractional Shares in satisfaction of its obligations hereunder. To the extent that the Holder would be entitled to purchase a fraction of a Share, such right may be exercised in respect of such fraction only in combination with other rights which in the aggregate entitle the Holder to purchase a whole number of Shares.

8.　　　　Nothing in this Certificate or in the holding of a Warrant evidenced hereby will be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Corporation.

9.　　　　The Corporation covenants and agrees that:

(a)　　　so long as any Warrants evidenced hereby remain outstanding and subject to the prior approval of the AMEX Exchange at such applicable time, there will remain a sufficient number of Shares to satisfy the right of purchase herein provided for should the Holder determine to exercise its rights in respect of all the Shares for the time being called for by such outstanding Warrants;

(b) the Corporation is duly authorized to create and issue the Warrants evidenced hereby and the Warrants, when issued will be valid and enforceable against the Corporation and subject to the provisions of this Warrant, the Corporation will cause the Shares from time to time acquired pursuant to the exercise of the Warrants and the certificates to be duly delivered;

(c) the Corporation shall preserve and maintain its corporate existence; and

(d) the Corporation will use its reasonable best efforts to ensure that its Shares continue to be or are listed for trading on the AMEX Exchange or such other recognized exchange as determined by the Corporation from time to time.

10. The Exercise Price and the number of Shares purchasable upon exercise of the Warrants evidenced hereby will be subject to adjustment from time to time in the events and in the manner provided as follows:

(a) If and whenever at any time prior to the Expiry Time, the Corporation will (i) consolidate the outstanding Shares into a lesser number of Shares or (ii) subdivide the outstanding Shares into a greater number of Shares, as the case may be, the Exercise Price will be adjusted to that amount determined by multiplying the Exercise Price in effect immediately prior to such date by a fraction, of which the numerator will be the number of Shares outstanding on such date before giving effect to such consolidation or subdivision and of which the denominator will be the number of Shares outstanding after giving effect to such consolidation or subdivision. Such adjustment will be made successively whenever any event referred to in this subsection (a) will occur.

(b) If and whenever at any time prior to the Expiry Time, there is a reclassification or re-designation of the Shares into other shares or a reorganization of the Corporation (other than as described in subsection 10(a) hereof), or an amalgamation, merger or arrangement, which does not result in reclassification of the outstanding Shares or a change of the Shares into other shares or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate or other entity, the Holder, if it has not exercised its right of purchase prior to the effective date of such reclassification, re-designation, change, reorganization, amalgamation, merger, arrangement, sale or conveyance, upon the exercise of such right thereafter, will be entitled to receive and will accept in lieu of the number of Shares then subscribed for by it, but for the same aggregate consideration payable therefor, the number of shares or other securities or property of the Corporation or of the body corporate, or such other entity resulting from such amalgamation, merger or arrangement or to which such sale or conveyance may be made, as the case may be, that the Holder would have been entitled to receive on such reclassification, re-designation, change, reorganization, amalgamation, merger, arrangement, sale or conveyance if, on the record date or the effective date thereof, as the case may be, it had been the registered holder of the number of Shares so subscribed for.

(c) If and whenever prior to the Expiry Time, the Shares of the Corporation will be subdivided into a greater or consolidated into a lesser number of shares, the Holder if it has not exercised its right of purchase on or prior to the record date or effective date, as the case may be, of such subdivision or consolidation, upon the exercise of such right thereafter, will be entitled to receive and will accept in lieu of the number of Shares of the Corporation then subscribed for by it, at the Exercise Price determined in accordance with this Section 10, the aggregate number of Shares of the Corporation (calculated to the nearest hundredth) that the Holder would have been entitled to receive as a result of such subdivision or consolidation if, on such record date, it had been the registered holder of the number of Shares for which subscription is being made.

(d) The adjustments provided for in this Section 10 in the Exercise Price and in the number and classes of shares which are to be received on the exercise of the Warrants, are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent. After any adjustment pursuant to this Section 10, the term "Shares" where used in this Certificate will be interpreted to mean shares of any class or classes which, as a result of all prior adjustments pursuant to this Section 10, the Holder is entitled to receive upon the full exercise of a Warrant entitling it to purchase the number of Shares so indicated.

(e) In the event of any question arising with respect to adjustment provided for in this Section 10, such question will be conclusively determined by the Corporation's auditors, or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the board of directors of the Corporation, who will have access to all necessary records of the Corporation, the Holder and all other persons in interest and such determination will be binding upon the Corporation and the Holder.

(f) As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 10 in any of the subscription rights pursuant to the Warrants, including the Exercise Price or the number and classes of shares which are to be received upon the exercise thereof, the Corporation will take any corporate action which may, in the opinion of counsel of the Corporation, be necessary in order that the Corporation may validly and legally transfer as fully paid and non-assessable all the shares which the Holder is entitled to receive on the full exercise hereof in accordance with the provisions hereof.

11. In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, (the "**Successor**"), the Successor will expressly assume, by written agreement in form reasonably satisfactory to the Holder and executed and delivered to the Holder, the due and

punctual performance and observance of such and every covenant and condition of this certificate to be performed and observed by the Corporation.

12.   Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement herein contained or in any of the Warrants issued hereunder will be had against any shareholder, officer, or director of the Corporation, either directly or through the Corporation, it being expressly agreed and declared that the obligations under the Warrants evidenced hereby are solely corporate obligations of the Corporation and that no personal liability whatsoever will attach to or be incurred by the shareholders, officers or directors of the Corporation or any of them in respect hereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Warrants evidenced hereby.

13.   If the Warrant certificate evidencing the Warrants issued hereby becomes stolen, lost, mutilated or destroyed, the Corporation may, on such terms as it may in its discretion impose, respectively issue and countersign a new warrant certificate of like denomination, tenor and date as the certificate so stolen, lost, mutilated or destroyed.

14.   Any notice of delivery or surrender of documents to the Corporation under the provisions of this Certificate will be valid and effective if delivered personally to an officer of the Corporation or if sent by registered letter, postage prepaid, addressed to the Corporation at 1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1, to the attention of the President or Secretary of the Corporation and will be deemed to have been effectively given, received and made on the date of delivery or on the fourth business day after the time of mailing or upon actual receipt, whichever is sooner. The Corporation may from time to time notify the Holder in writing of a change of address. In the case of disruption in postal services, any notice, if mailed, will not be deemed to have been effectively given until it is personally delivered.

15.   This Certificate and the Warrants issued hereunder will be governed by, performed, construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

16.   Time will be of the essence hereof.

17.   These Warrants may not be transferred or resold.

18.   In the event that any date on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next preceding date that is a Business Day.

19.   This Warrant and all other provisions shall enure to the benefit of the Holder, its successors (including by reason of operation of law, amalgamation, merger or other business combination) and permitted assigns and shall be binding upon the Corporation and its successors and permitted assigns.

20.   Any notice, document or communication required or permitted by this Warrant to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or

if sent by pre-paid registered mail, or if transmitted by any form of recorded telecommunication tested prior to transmission, to such party addressed as follows:

(a)   to the Corporation, at:

1 King Street West,
Suite 1502
Toronto, Ontario M5H 1A18

Attention: President

(b)   to the Holder, at:

Any notice or mail shall be deemed to have been given on the 5th Business Day after deposit in a post office or public letter box. Neither party shall mail any notice, request or communication hereunder during any period in which Canadian postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail. Any notice transmitted by a form of recorded telecommunication or delivered personally shall be deemed to be given on the date of transmission or personal delivery, as the case may be. Any party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until change by like notice, shall be the address of such part for all purposes hereof.

21.   If any one or more of the provisions or parts thereof contained in this Warrant should be or become invalid, legal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall conclusively deem to be, as to such jurisdiction, severable therefrom and:

(a)   the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the provision severed; and

(b)   the invalidity, illegality or unenforceability of any provision or part thereof contained in this Warrant in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Warrant in any other jurisdiction.

IN WITNESS WHEREOF the Corporation has caused this Warrant certificate to be signed by its duly authorized officer as of **[DATE], 2006**.

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ENERNORTH INDUSTRIES INC.

Per: _____

Name:

Title:

EXHIBIT "A"

SUBSCRIPTION FORM

To: EnerNorth Industries Inc.
        1 King Street West,
        Suite 1502
        Toronto, Ontario M5H 1A18

      The undersigned holder of the Warrants evidenced by the within Warrant Certificate hereby subscribes for _____ Common Shares of EnerNorth Industries Inc. (or such number of Common Shares or other securities or property to which such subscription entitles the holder in lieu thereof or in addition thereto under the provisions mentioned in such Warrant certificate) pursuant to such Warrants exercisable at an exercise price of Cdn $1.40 until the Expiry Time (or such other price as is determined pursuant to this Warrant certificate) on the terms specified in such Warrant certificate, and encloses herewith a certified cheque, bank draft or money order payable to the order of the Corporation in payment therefor.

      The undersigned hereby irrevocably directs that the said Common Shares be issued and delivered as follows:

Name(s) in Full	Address(es)	Number(s) of Common Shares

(Please print full name in which share certificates are to be issued. If any shares are to be issued to a person or persons other than the holder, the holder must pay to the Corporation all eligible transfer taxes or other government charges.)

      DATED this_____day of _____,_____.

_____
Signature Guaranteed

_____
Signature of Subscriber

_____
Name of Subscriber

_____
Address of Subscriber

☐   Please check if the share certificates are to be delivered at the office where this Warrant certificate is surrendered, failing which the certificates will be mailed.

      Certificates will be delivered or mailed only after the transfer books of the Corporation have been opened for five (5) business days after the due surrender of this Warrant certificate as aforesaid.

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